EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

	STATE OR OTHER	NAME UNDER
	JURISDICTION OF	WHICH BUSINESS
NAME	INCORPORATION	IS CONDUCTED

CareAdvantage Health Systems, Inc.	Delaware	CareAdvantage Health Systems, Inc.

Contemporary HealthCare Management, Inc.	New Jersey	Contemporary HealthCare Management, Inc